UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Despegar.com Announces 2Q24 Financial Results

Profitable Growth Continues with 2Q24 Adjusted EBITDA up 22% YoY and
Revenues Increasing 12% YoY; Raising FY24 Adjusted EBITDA Guidance

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). August 15, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended June 30, 2024 (“second quarter 2024” or “2Q24”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

2Q24 Financial and Operating Highlights

(for definitions, see page 15)

•	Gross Bookings increased 4% YoY to $1.3 billion, impacted by significant foreign exchange (FX) headwinds across the region. Underlying business trends remain robust, as on an FX neutral basis Gross Bookings increased 37% YoY.

•	Revenues increased 12% YoY to $185.0 million, driven by strong Take Rate of 13.8% as the Company maintains its focus on profitable growth. On an FX-neutral basis, Revenues grew 46% YoY.

•	Adjusted EBITDA increased 22% YoY (+82% YoY when excluding one-time tax benefit in 2Q23) to $36.7 million, mainly attributed to improving operational efficiencies and growing higher-margin Travel Package sales, which increased 190 bps YoY to 35.0% of Gross Bookings. Adjusted EBITDA margin increased 173 bps YoY to 19.8%.

•	Adjusted Net Income increased 397% YoY reaching $30.2 million in 2Q24, compared to $6.1 million in 2Q23.

•	B2B and White Label Gross Bookings maintained strong performance levels, increasing 43% and 7% YoY, respectively. Combined, these represented 18% of total Gross Bookings, up 281 bps YoY.

•	Operating Cash flow was positive $12.7 million while the total Cash was $204 million, down $39.5 million YoY due to (i) temporary changes in working capital (ii) factoring expenses and (iii) dividend payments to Series A Preferred shareholders.

•	Loyalty Program members increased 65% YoY to 27.9 million.

•	App transactions reached a record 49.1% of total transactions in the quarter, up 1,258 bps from 36.5% in 2Q23.

•	Despegar formed a strategic alliance with World2Meet, leading to the sale of the Despegar’s Destination Management Company, BDexperience. As part of the transaction nearly 600 employees have transitioned to World2Meet.

•	Published Company’s ESG report, which is available at: https://investor.despegar.com/

•	Included in Russell 2000 and 3000 equity indexes, on July 1, 2024

Damian Scokin, Despegar’s CEO, said: "Despegar’s strong performance in the second quarter was driven by our ongoing commercial efforts to improve our revenue mix through higher package sales, in addition to robust demand in our key markets, Brazil and Mexico. Another key pillar of our growth strategy is Despegar’s B2B and White Label operations, which continue to grow. We are particularly excited about new White Label partnerships that we have signed with our first global super-app partner in Latin America, with Scotiabank, Chile, a leading financial institution, as well as with Elektra Mexico's retail and financial services conglomerate. These partnerships not only offer substantial growth opportunities, given the strength of our partners’ respective brands and their massive customer bases in the region, but also attest to the quality and flexibility of our industry-leading travel technology platform.

To further streamline our business and concentrate our efforts on Despegar’s core operations, we formed a strategic alliance with World2Meet, the travel division of the Iberostar Group, a Spain based global tourism company. As part of the transaction World2Meet has acquired our Destination Management Company (DMC), business operating under the brand BDexperience. We have also entered into a long term agreement under which World2Meet will operate as a preferred partner to Despegar for the provision of destination services in the Mexican Riviera and the Dominican Republic. As a result of the strategic alliance, almost 600 of our 4,600 total employees have transitioned to the new owner of the business.”

Amit Singh, the Company’s CFO, added: “Our focus on growing non-air revenues continued yielding positive results, with our Take Rate increasing 96 basis points year-over-year to 13.8% and revenues increasing 12% year-over-year to $185 million. Moreover, on a constant currency basis, our revenues grew 46% year-over-year. We continue to reinvest a significant portion of our profits back into the business to capture additional market share, particularly in Brazil and Mexico. At the same time, we remain sharply focused on cost efficiencies, especially with regard to General and Administrative and Technology and Product expenses. The resulting operating leverage helped drive a 22% increase in Adjusted EBITDA to $37 million in the quarter which represents an 82% growth when excluding a one-time tax benefit received in the same quarter last year.

Despite the significant FX translation impact across the majority of our markets as well as a transitory impact on reservations caused by the flooding in Rio Grande do Sul, reported top line growth accelerated sequentially due to robust underlying demand trends, while Adjusted EBITDA growth remained quite strong. Given the local currency volatility, we now expect FX to have a materially greater negative impact on our full-year results. Considering this FX trend and our divestment of DMC, despite solid underlying business trends, we are updating our annual revenue guidance from at least $820 million to at least $760 million. However, we are increasing our Adjusted EBITDA guidance to at least $160 million, in line with our progress in driving very robust cost efficiencies. As we look ahead to the second half of the year, we remain committed to delivering unmatched travel experiences at affordable prices to our customers.”

2024 Financial Guidance

The Company updates its 2024 annual guidance as follows:

•	Revenue: at least $760 million, representing at least 8% YoY growth, from prior guidance of at least $820 million.

•	Adjusted EBITDA: at least $160 million, representing at least 39% YoY growth, from prior guidance of at least $155 million

For more information see our Investor Relations website at investor.despegar.com.

Disclaimer: The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2024 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Key Operating and Financial Metrics

(as reported in millions, except as noted)

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

	2Q24	2Q23	Δ%
Operating metrics
Number of transactions	2.431	2.204	10%
Gross bookings	$1,339.6	$1,287.0	4%
TPV Financial Services (1)	$18.3	$16.7	9%
Average selling price (ASP) (in $)	$552	$585	(6)%
Number of transactions by Segment & Total
Air	1.2	1.0	14%
Packages, Hotels & Other Travel Products	1.2	1.2	6%
Financial Services	0.0	0.0	77%
Total Number of Transactions	2.4	2.2	10%
Financial metrics
Revenue	$185.0	$165.5	12%
Total Adjusted EBITDA (2)	$36.7	$30.0	22%
Net Income (4)	$13.4	$28.0	(52)%
Net Income attributable to Despegar.com, Corp (4)	$13.4	$28.0	(52)%
Plus: Accretion of Series A Preferred Stock	$(3.7)	$(3.3)	12%
Plus: Accrual of dividends of Series A Preferred Stock	$(3.7)	$(3.7)	—%
Plus: Accrual of dividends of Series B Preferred Stock	$—	$(0.5)	n.m.
Income attributable to common stockholders (3) (4)	$6.0	$20.5	(71)%
Average Shares Outstanding - Basic (5)	83,004	77,109	8%
Effect of Dilutive Participating Securities - Stock Based Compensation Plans (3)	510	3	n.m.
Average Shares Outstanding - Diluted (5)	83,514	77,112	8%
EPS Basic (5)	$0.07	$0.25	(71)%
EPS Diluted (5)	$0.07	$0.25	(71)%

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $16.9 million in 2Q24 and $14.9 million in 2Q23.
(2)	Financial services segment reported a Total Adjusted EBITDA of positive $0.9 million compared to negative $0.6 million in 2Q23, as the company’s unit economics continues to improve.
(3)	Round numbers. For 2Q24, basic earnings (loss) per share is computed using the two-class method, which is an earnings allocation formula that determines earnings (loss) per share for common stock and any participating securities according to dividend and participating rights in undistributed earnings (losses). The Company's Class B Preferred Shares contained rights to dividends or dividend equivalents and are deemed to be participating securities. The Company’s Class B shares were converted to 5.4 million ordinary shares on April 1, 2024. Other instruments granted by the Company (such as restricted stock awards and stock options to employees, as well as Class A Preferred Shares) do not contain non-forfeitable rights to dividends and are not deemed to be participating securities. In periods of net loss, no amounts are allocated to participating securities as they do not have an obligation to absorb such loss. Under the two-class method, net income for the period, after subtracting dividends on and accretion of preferred stock, is allocated between common stockholders and the holders of the participating securities based on the weighted average number of common shares outstanding during the period and the weighted-average number of participating securities outstanding during the period, respectively. The allocated, undistributed income for the period is then divided by the weighted-average number of common shares outstanding during the period to arrive at basic earnings per common share for the period. Pursuant to U.S. GAAP, the Company has elected not to separately present basic or diluted earnings per share attributable to preferred stock. Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities.
(4)	2Q23 Net Income includes $9.8 million of one time benefits due to a reversal of Mexican tax provisions
(5)	In thousands

Revenue Breakdown

(in millions, except as noted)

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended June 30, 2024 and 2023:

	2Q24		2Q23
	$	% of total	$	% of total	Δ%
Revenue by business segment
Travel Business
Air Segment	$62.3	34%	$60.7	37%	3%
Packages, Hotels & Other Travel Products Segment	$118.5	64%	$102.0	62%	16%
Total Travel Business	$180.8	98%	$162.7	98%	11%
Financial Business
Financial Services Segment	$12.4	7%	$9.4	6%	31%
Total Financial Business	$12.4	7%	$9.4	6%	31%
Intersegment Eliminations	$(8.1)	(4)%	$(6.7)	(4)%	22%
Total Revenue	$185.0	100%	$165.5	100%	12%

Total Revenue margin	13.8%		12.8%		+96 bps

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended June 30, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	2Q24	2Q23	Δ%
Revenue	$185,047	$165,524	12%
Cost of revenue	$(51,952)	$(60,000)	(13)%
Gross profit	$133,095	$105,524	26%
Operating expenses
Selling and marketing	$(62,933)	$(51,695)	22%
General and administrative	$(16,802)	$(8,396)	100%
Technology and product development	$(27,138)	$(26,448)	3%
Total operating expenses	$(106,873)	$(86,539)	23%

Loss from equity investments	$(80)	$(285)	(72)%
Operating income	$26,142	$18,700	40%
Financial results, net	$(14,464)	$(3,948)	266%
Income before income taxes	$11,678	$14,752	(21)%
Income tax benefit	$1,759	$13,251	(87)%
Net Income (1)	$13,437	$28,003	(52)%
Net Income attributable to Despegar.com, Corp (1)	$13,437	$28,003	(52)%

(1) 2Q23 Net Income includes $9.8 million of one time benefits due to a reversal of Mexican tax provisions

n.m.: Not Meaningful

Unaudited Consolidated Balance Sheet as of June 30, 2024 and March 31, 2024 (in thousands of U.S. dollars, except as noted)

	As of June 30, 2024	As of March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$174,594	$181,495
Restricted cash	$26,432	$28,568
Trade accounts receivable, net of credit expected loss	$221,662	$204,494
Loan receivables, net	$18,029	$21,647
Related party receivable	$16,097	$13,993
Other assets and prepaid expenses	$56,763	$59,607
Assets held for sale	$16,468	$16,701
Total current assets	$530,045	$526,505
Non-current assets
Restricted cash	$881	$910
Other assets and prepaid expenses	$67,219	$79,519
Loan receivables, net	$1,069	$1,478
Lease right-of-use assets	$20,651	$20,075
Property and equipment, net	$16,358	$15,956
Intangible assets, net	$87,552	$89,590
Goodwill	$139,206	$152,029
Total non-current assets	$332,936	$359,557
TOTAL ASSETS	$862,981	$886,062
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$57,206	$56,305
Travel accounts payable	$326,787	$348,753
Related party payable	$90,805	$82,479
Short-term debt and other financial liabilities	$29,722	$28,448
Deferred Revenue	$34,181	$35,219
Other liabilities	$81,761	$91,413
Contingent liabilities	$6,130	$6,349
Lease Liabilities	$6,429	$6,168
Liabilities held for sale	$2,079	$2,620
Total current liabilities	$635,100	$657,754
Non-current liabilities
Other liabilities	$8,113	$12,188
Contingent liabilities	$12,435	$14,572
Long-term debt and other financial liabilities	$1,508	$1,944
Lease liabilities	$15,209	$14,971
Related party liability	$125,000	$125,000
Deferred Revenue	$5,600	$5,600
Total non-current liabilities	$167,865	$174,275
TOTAL LIABILITIES	$802,965	$832,029
Series A non-convertible preferred shares	$134,257	$126,848
Series B convertible preferred shares	$—	$46,700
Total Mezzanine Equity	$134,257	$173,548
SHAREHOLDERS’ DEFICIT
Common stock	$292,556	$292,279
Additional paid-in capital	$257,338	$284,290
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(21,027)	$(12,060)
Accumulated losses	$(591,592)	$(605,029)
Treasury Stock	$(10,788)	$(78,267)
Total Shareholders’ Deficit	$(74,241)	$(119,515)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$862,981	$886,062

Note: Cash & Cash Equivalents including restricted cash as of end of period Q2 2024 is $ 204,484 out of which $ 2.6 million is classified as held for sale

Unaudited Statements of Cash Flows for the three-month periods ended June 30, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	3 months ended June 30,
	2024		2023
Cash flows from operating activities:	.
Net income		$13,437	$28,003
Adjustments to reconcile net income to net cash flows from operating activities:
Unrealized foreign currency (gain) / loss		$(499)	$6,325
Changes in fair value of earnout liability		$1,282	$323
Changes in seller indemnification		$(1,282)	$(323)
Loss from equity investments		$80	$285
Depreciation expense		$997	$3,091
Amortization expense		$7,664	$7,257
Stock based compensation expense		$1,457	$910
Amortization of lease right-of-use assets		$1,946	$2,036
Interest and penalties		$913	$793
Income tax benefit		$(3,079)	$(16,178)
Allowance for credit expected losses		$4,354	$3,505
Provision for contingencies		$(5,182)	$(7,393)
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss		$(34,729)	$(34,200)
Decrease in loans receivable, net of allowance		$682	$4,058
Increase in related party receivable		$(2,153)	$(2,705)
Decrease / (Increase) in other assets and prepaid expenses		$5,824	$(5,883)
Increase / (Decrease) in accounts payable and accrued expenses		$3,068	$(7,140)
Increase in travel accounts payable		$6,772	$36,670
Decrease in other liabilities		$(7,765)	$(4,175)
Increase / (Decrease) in contingent liabilities		$4,425	$(6,940)
Increase in related party payable		$11,466	$20,723
Decrease in lease liabilities		$(2,173)	$(3,540)
Increase in deferred revenue		$5,241	$3,371
Net cash flows provided by operating activities		$12,746	$28,873
Cash flows from investing activities:
Origination of loans receivable		$(2,658)	$(8,402)
Collection of loans receivable		$1,375	$2,685
Acquisition of property and equipment		$(2,189)	$(1,529)
Capital expenditures, including internal-use software and website development		$(8,026)	$(9,414)
Net cash flows used in investing activities		$(11,498)	$(16,660)
Cash flows from financing activities:
Net decrease of short term debt		$(115)	$(5,624)
Proceeds from issuance of short-term debt		$13,070	$12,384
Payment of short-term debt		$(9,847)	$(9,123)
Payment of long-term debt		$(335)	$(813)
Payments of debenture issuance by securitization program		$(266)	$(1,268)
Collect on debenture issuance by securitization program		$—	$3,477
Exercise of stock-based awards		$67	$—
Payment of dividends to stockholders Series A and Series B convertible preferred shares		$—	$(646)
Net cash flows provided by / (used in) financing activities		$2,574	$(1,613)
Effect of exchange rate changes on cash and cash equivalents		$(12,449)	$5,312
Net (decrease) / increase in cash and cash equivalents		$(8,627)	$15,912
Cash and cash equivalents and restricted cash as of beginning of the period		$213,111	$228,022
Cash and cash equivalents and restricted cash as of end of period (1)		$204,484	$243,934

(1) Cash & Cash Equivalents as of end of period Q2 2024 includes $ 2.6 million of Cash & Cash Equivalents related to a business classified as held for sale.

Adjusted EBITDA Reconciliation

(in thousands, except as noted)

	2Q24	2Q23	Δ%
Net Income (1)	$13,437	$28,003	(52)%
Add (deduct):
Financial result, net	$14,464	$3,948	266%
Income tax benefit	$(1,759)	$(13,251)	(87)%
Depreciation expense	$997	$3,091	(68)%
Amortization expense	$7,664	$7,257	6%
Share-based compensation expense	$1,457	$910	60%
Restructuring charges and other exit charges	$427	$—	n.m.
Total Adjusted EBITDA	$36,687	$29,957	22%

(1) 2Q23 Net Income includes $9.8 million of one time benefits due to a reversal of Mexican tax provisions

n.m.: Not Meaningful

Adjusted Net Income Reconciliation

(in thousands, except as noted)

	2Q24	2Q23	Δ%
Net income (1)	$13,437	$28,003	(52)%
Add (deduct):
(a) Foreign exchange impact	$8,894	$(2,241)	n.m.
(b) Acquisitions related expenses	$779	$1,695	(54)%
(c) Share-based compensation expense	$1,457	$910	60%
(d) Impairment of long-lived assets	$—	$—	—%
(e) Restructuring, reorganization and other exit activities charges	$427	$—	—%
(f) Discontinued operations	$—	$—	—%
(g) Amortization expense of intangible assets	$6,676	$5,725	17%
(h) Items included in legal reserves related to transactional taxes	$(1,754)	$(16)	n.m.
(i) Other atypical impacts not related to the normal course of business	$—	$(14,260)	—%
(j) Non-controlling interest impact of the aforementioned adjustments	$—	$—	—%
(k) Tax impact of the non-GAAP adjustments and changes in tax estimates	$307	$(13,737)	n.m.
Total Adjusted Net Income	$30,223	$6,079	397%

(1) 2Q23 Net Income includes $9.8 million of one time benefits due to a reversal of Mexican tax provisions

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

(a) Foreign exchange gains or losses.

(b) Acquisition costs, contingent consideration arrangements and amortization of intangible assets related to acquisitions

(c) Share-based compensation expense related to RSUs and SOPs granted on service-based awards.

(d) Impairment of long-lived assets

(e) Restructuring and related reorganization charges intended to simplify our businesses and improve operational efficiencies.

(f) Costs associated with an exit or disposal of a discontinued operation.

(g) Amortization expense of intangibles assets, excluding those related to acquisitions

(h) Items included in legal reserves, which includes reserves for potential settlement of issues related to transactional taxes (e.g., VAT, Revenue Tax and occupancy taxes), related court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings, including part of equity method investments

(i) Reflects atypical impacts that are not related to the normal course of operations.

(j) Reflects the non-controlling interest impact of the aforementioned adjustment items; and

(k) The income tax impact of the non-GAAP adjustments and changes in tax estimates

Geographic Breakdown

(in millions, except as noted)

2Q24 vs. 2Q23 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %
Transactions ('000)	1,247	989	26%	421	399	6%	762	816	-7%	2,431	2,204	10%
Gross Bookings	586	508	15%	294	268	9%	460	511	-10%	1,340	1,287	4%
TPV Financial Services (1)	18	17	8%	—	—	—%	—	—	—%	18	17	9%
ASP ($)	472	515	-8%	697	673	4%	604	627	-4%	552	585	-6%
Revenues										185	166	12%
Gross Profit										133	106	26%
2Q24 vs. 2Q23 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %	2Q24	2Q23	Δ %
Transactions ('000)	1,247	989	26%	421	399	6%	762	816	-7%	2,431	2,204	10%
Gross Bookings	618	508	22%	285	268	6%	855	511	67%	1,758	1,287	37%
TPV Financial Services (1)	19	17	14%	—	—	—%	—	—	—%	19	17	15%
ASP ($)	498	515	-3%	677	673	1%	1,121	627	79%	724	585	24%
Revenues										241	166	46%
Gross Profit										173	106	64%

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $16.9 million in 2Q24 and $14.9 million in 2Q23.

Key Financial Trended Metrics

(in thousands of U.S. dollars, except as noted)

	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24
FINANCIAL RESULTS
Revenue	$145,596	$145,542	$158,707	$165,524	$178,149	$203,660	$173,660	$185,047
Cost of revenue	$(50,305)	$(44,897)	$(51,027)	$(60,000)	$(57,599)	$(60,312)	$(51,756)	$(51,952)
Gross profit	$95,291	$100,645	$107,680	$105,524	$120,550	$143,348	$121,904	$133,095
Operating expenses
Selling and marketing	$(46,174)	$(46,245)	$(51,892)	$(51,695)	$(56,529)	$(60,245)	$(53,357)	$(62,933)
General and administrative	$(24,873)	$(26,092)	$(22,672)	$(8,396)	$(21,382)	$(25,316)	$(16,027)	$(16,802)
Technology and product development	$(22,834)	$(25,015)	$(25,971)	$(26,448)	$(26,440)	$(30,271)	$(23,367)	$(27,138)
Other operating expense, net	—	—	—	—	—	$(4,546)	—	—
Total operating expenses	$(93,881)	$(97,352)	$(100,535)	$(86,539)	$(104,351)	$(120,378)	$(92,751)	$(106,873)

(Loss) / Gain from equity investments	$(105)	$(192)	$113	$(285)	$(948)	$60	$(244)	$(80)
Operating income	$1,305	$3,101	$7,258	$18,700	$15,251	$23,030	$28,909	$26,142
Financial results, net	$(15,359)	$(12,543)	$(12,595)	$(3,948)	$(3,215)	$(16,875)	$(8,832)	$(14,464)
(Loss) / Income before income taxes	$(14,054)	$(9,442)	$(5,337)	$14,752	$12,036	$6,155	$20,077	$11,678
Income tax benefit / (expense)	$4,767	$(5,717)	$4,640	$13,251	$(12,351)	$(8,656)	$(6,274)	$1,759
Net (loss) / income	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Net (loss) / income attributable to Despegar.com, Corp	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437
Total Adjusted EBITDA	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687

Net (loss) / income	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437
Add (deduct):
Financial result, net	$15,359	$12,543	$12,595	$3,948	$3,215	$16,875	$8,832	$14,464
Income tax (benefit) / expense	$(4,767)	$5,717	$(4,640)	$(13,251)	$12,351	$8,656	$6,274	$(1,759)
Depreciation expense	$2,144	$1,504	$1,716	$3,091	$1,535	$2,193	$1,644	$997
Amortization expense	$6,871	$8,593	$6,813	$7,257	$6,902	$7,004	$7,948	$7,664
Share-based compensation expense / (income)	$1,305	$(673)	$1,485	$910	$1,042	$17	$853	$1,457
Restructuring charges and other exit charges	—	—	—	—	—	$11,344	$(389)	$427
Acquisition transaction costs	$390	—	—	—	—	—	—	—
Total Adjusted EBITDA	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687

Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis.

Quarterly Adjusted Net Income Reconciliation

(in millions, except as noted)

	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24
Net Income / (loss)	$(9.3)	$(15.2)	$(0.7)	$28.0	$(0.3)	$(2.5)	$13.8	$13.4
Add (deduct):
Foreign exchange impact	$12.3	$9.8	$7.8	$(2.2)	$(4.4)	$7.4	$0.3	$8.9
Acquisitions related expenses	$2.5	$2.5	$2.0	$1.7	$1.5	$1.5	$1.5	$0.8
Share-based compensation expense /(income)	$1.3	$(0.7)	$1.5	$0.9	$1.0	$—	$0.9	$1.5
Impairment of long-lived assets	$—	$—	$—	$—	$—	$—	$—	$—
Restructuring, reorganization and other exit activities charges	$—	$—	$—	$—	$—	$6.8	$(0.4)	$0.4
Discontinued operations	$—	$—	$—	$—	$—	$—	$—	$—
Amortization expense of intangible assets	$5.0	$6.5	$5.0	$5.7	$5.5	$5.6	$6.5	$6.7
Items included in legal reserves related to transactional taxes	$0.4	$0.7	$—	$—	$(1.9)	$1.0	$0.2	$(1.8)
Other atypical impacts not related to the normal course of business	$—	$—	$—	$(14.3)	$—	$(9.6)	$—	$—
Non-controlling interest impact of the aforementioned adjustments	$—	$—	$—	$—	$—	$—	$—	$—
Tax impact of the non-GAAP adjustments and changes in tax estimates	$(4.0)	$(0.9)	$(2.3)	$(13.7)	$7.4	$10.9	$(0.4)	$0.3
Total Adjusted Net Income	$8.2	$2.7	$13.3	$6.1	$8.8	$21.1	$22.4	$30.2

2Q24 Earnings Conference Call

When:	4:30 p.m. Eastern time, Aug 15, 2024

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Amit Singh, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 800 715 9871 (U.S. domestic); 1 646 307 1963 (International)

Pre-Register: You may pre-register at any time: click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Booking, net (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/(loss), excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

IR Contact

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA and Total Adjusted Net Income, which are non-GAAP financial measures. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income taxes, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Neither Adjusted EBITDA nor Adjusted Net Income are a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, non-GAAP measure are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 11 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: 8/15/2024